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                                   EXHIBIT 1

                     Identification of Members of the Group

         The members of the group are J. Taft Symonds, Symonds Trust Company, Ltd., Anne Allen Symonds and the Anne Allen Symonds Revocable Trust. J. Taft Symonds is the President of Symonds Trust Company, Ltd. Anne Allen Symonds is the spouse of J. Taft Symonds and the trustee of the Anne Allen Symonds Revocable Trust.